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SECUR 06007185 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52323

RECEIVED MAR 3 1 2006 185 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quasar Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

615E. Michigan Street
(No. and Street)

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Schoenike 414-287-3994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street, Ste 1400 (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 9 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Schoenike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Distributors, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quasar Distributors, LLC

(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2005

Contents

0603-0726497

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Board of Managers and Member
Quasar Distributors, LLC

We have audited the accompanying statement of financial condition of Quasar Distributors, LLC (a wholly owned subsidiary of U.S. Bancorp) (the Company) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Quasar Distributors, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 17, 2006

Quasar Distributors, LLC

(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$11,188,185
Commissions and fees receivable	1,099,069
Office equipment and capitalized software, net of accumulated depreciation of $482,441	214,567
Intangible assets, net of accumulated amortization of $192,345	105,655
Goodwill	466,410
Other assets	56,306
Total assets	$13,130,192
Liabilities and member's equity	
Liabilities:	
Payable to affiliate	$ 1,689,462
Marketing and distribution fees payable	5,148,958
Current income taxes payable	1,313,027
Deferred tax liability	31,322
Accounts payable, accrued expenses, and other liabilities	666,650
Total liabilities	8,849,419
Member's equity:	
Contributed capital, 1,250,000 units	1,250,000
Retained earnings	3,030,773
Total member's equity	4,280,773
Total liabilities and member's equity	$13,130,192

See accompanying notes.

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

Quasar Distributors, LLC (Quasar or the Company) was incorporated as a limited liability corporation in the State of Delaware and commenced operations on January 21, 2000. The Company is wholly owned by U.S. Bancorp (the Parent).

The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. as a broker-dealer under the Securities Exchange Act of 1934. The Company provides mutual fund distribution and underwriting services to mutual funds in all 50 states of the United States of America and is a member of the National Securities Clearing Corporation's Fund/SERV System. The principal operations of the Company are located in Milwaukee, Wisconsin.

The Company claims exemption from SEC Rule 15c3-3 under Section (k)(2)(i) and, accordingly, is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers. The Company does not carry or hold securities for customer accounts.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers investments in money market mutual funds to be cash equivalents.

As of December 31, 2005, $1,616,576 of cash and cash equivalents was restricted for default account 12b-1 fees and default account sales commissions for the benefit of First American Funds, an affiliate of the Company. As of December 31, 2005, this amount was owed to reimburse U.S. Bancorp Asset Management (USBAM), a related party, for distribution related expenses paid by USBAM on behalf of Quasar. In addition, as of December 31, 2005, $664,191 of cash and cash equivalents was restricted for the benefit of an independent third party.

Investments

The Company held no investments other than cash and cash equivalents at December 31, 2005.

2. Significant Accounting Policies (continued)

Office Equipment and Software

Office equipment and software are recorded at cost and depreciated on a straight-line basis over estimated useful lives of three to five years.

Intangible Assets

The price paid over the net fair value of an acquired business (goodwill) is not amortized. The recoverability of goodwill and other intangible assets is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The goodwill evaluation includes assessing the estimated fair value of the goodwill asset based on estimated future cash flows associated with the asset. Other intangible assets are amortized over their estimated useful lives, using the sum-of-the-digits method.

Securities Transactions

Commission and fee income is recorded on an accrual basis in accordance with negotiated fee schedules. No allowance has been established for fee receivables. Management believes the receivable amount of $1,099,069 recorded in the statement of financial condition is collectible in its entirety.

Funding of B-share Sales Commissions

Quasar pays upfront commissions to broker/dealers for the sale of certain mutual fund shares known as "Class B" shares. With Class B shares, the investor is not charged a sales commission at the time of the purchase. Instead, the Class B shares have an asset-based fee (12b-1 fee) that is charged to the fund over a set period of years. If the investor redeems any Class B shares prior to the expiration of this 12b-1 fee period, they are charged a back-end load (on a declining-over-time basis) known as a contingent deferred sales charge (CDSC) to make up for the 12b-1 fee shortfall. Under various fund-related contracts, the Company is entitled to distribution fees and CDSCs from the mutual fund over the life of such shares.

2. Significant Accounting Policies (continued)

Funding of the payments made by the Company for upfront commissions paid upon the sales of Class B shares of certain mutual funds distributed by Quasar are made through arrangements with independent third parties by selling the rights to related future distribution fees and CDSCs. For financial reporting purposes, these arrangements are treated as sales at the time of the funding.

As of December 31, 2005, the Company has accrued $419,264 for administrative charges payable to an independent third party financier. The accrual is included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

Fair Value of Financial Instruments

At December 31, 2005, substantially all of the Company's financial instruments (cash and cash equivalents) are carried at fair value or amounts approximating fair value because they are short-term in nature or reprice frequently.

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. Income taxes are provided on a separate company basis, and payments are received from or remitted to the Parent.

Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at year-end.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

3. Accounting Changes

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004) (SFAS No. 123R), *Share-Based Payment*, a revision of SFAS No. 123. SFAS No. 123R requires companies to measure the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award. This statement eliminates the use of the alternative intrinsic value method of accounting that was allowed when SFAS No. 123 was originally issued. The provisions of this statement are effective in the first interim reporting period beginning after June 15, 2005. Because the Company retroactively adopted the fair value method in 2003, the revised statement will not have a significant impact on the Company's statement of financial condition.

In conjunction with the adoption of SFAS No. 123R, the Company plans to change from an accelerated to a straight-line method of expense attribution effective January 1, 2006, for new stock-based awards. In addition, the Company currently recognizes compensation cost over the normal vesting period for awards subject to continued vesting upon the employee's retirement. Upon the adoption of SFAS No. 123R, the Company must change this policy to amortize the expense over the period that the employee is required to provide future services. This change is not expected to have a material impact on the Company's statement of financial condition.

FASB Staff Position EITF 85-24-1

In March 2005, the FASB issued Staff Position EITF 85-24-1 "Application of EITF Issue No. 85-24, *Distribution Fees by Distributors of Mutual Funds That Do Not Have a Front-End Sales Charge*, When Cash for the Right to Future Distribution Fees for Shares Previously Sold is Received From Third Parties" (FSP EITF 85-24-1). FSP EITF 85-24-1, which addresses when revenue should be recognized by the seller for sales of rights to future cash flows relating to certain distribution fees, was effective for reporting periods beginning after March 11, 2005. Funding of the payments made by the Company for upfront commissions paid upon the sale of Class B shares of certain mutual funds distributed by Quasar is made through arrangements with independent third parties by selling the rights to all related future distribution fees, servicing fees, and CDSCs.

3. Accounting Changes (continued)

The Company adopted the provisions of FSP EITF 85-24-1 effective April 1, 2005. The adoption did not have a material impact on the Company's financial position as Quasar continues to account for these arrangements as sales pursuant to FSP EITF 85-24-1.

4. Marketing and Distribution Fees Payables

Amounts payable for marketing and distribution of $5,148,958 as of December 31, 2005, represents cash received by the Company from mutual funds, which is available for payment of marketing and distribution expenses of the mutual funds. As of December 31, 2005, $4,270,249 of the marketing and distribution payable is invested in the First American Treasury Reserve Fund, and $664,191 is held in a deposit account at U.S. Bank and will be held there until a request for disbursement is received from a mutual fund. All interest earned on such investments accrues to the mutual funds. At December 31, 2005, there is a receivable balance of $214,518 from the First American Funds for 12b-1 fees earned and to be used for marketing and distribution expenses.

The amount payable to affiliates of $1,689,462 as of December 31, 2005, is primarily invested in the First American Prime Obligations Fund and relates to distribution and marketing expenses incurred by FAF Advisors on behalf of Quasar related to the distribution of the First American Funds, an affiliate of the Company. All interest earned on such investments accrues to the benefit of First American Funds.

5. Net Capital Requirement

Pursuant to the SEC Uniform Net Capital Rule, the Company is required to maintain minimum net capital, the amount of which was $587,873 at December 31, 2005. In addition, under this rule, the Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1.

At December 31, 2005, the Company had adjusted net capital of $2,132,145, which was $1,544,272 in excess of its minimum required net capital of $587,873. The Company's aggregate indebtedness to net capital ratio was 4.14. to 1 at December 31, 2005.

6. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent, U.S. Bancorp, and other affiliates. These transactions can be charges or reimbursements to the Company and include fees for services provided for affiliates, costs for occupancy, and general and administrative services.

Cash and cash equivalents of the Company are invested in the First American Treasury Reserve Fund and the First American Prime Obligation Fund, money market mutual funds which are sponsored by the Parent.

At December 31, 2005, the Company has outstanding commission and fee receivables of $290,373 from certain First American mutual funds.

7. Income Tax

The components of the Company's deferred tax liability as of December 31, 2005, were:

Deferred tax assets:	
Accrued severance, pension, and retirements	$ 43,105
Stock compensation	8,690
Fixed assets depreciation	49,998
Gross deferred tax assets	101,793
Deferred tax liabilities:	
Pension	(24,659)
Capitalized project costs	(108,456)
Gross deferred tax liabilities	(133,115)
Net deferred tax liability	$ (31,322)

Supplemental Report

0603-0726497

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control

The Board of Managers and Member
Quasar Distributors, LLC

In planning and performing our audit of the statement of financial condition of Quasar Distributors, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We noted the following matters involving the control activities and its operation that we consider to be a material weakness as defined above:

- The Company did not have an accounting policy in place governing the appropriate revenue recognition of certain significant contracts and, therefore, had not properly recorded the effects of these contracts in its financial statements.
- The Company did not reconcile all cash accounts timely, resulting in a cash clearing account inadvertently not included in its financial statements.
- The Company did not record its liability to pay a third party for a contractual obligation.

These items were subsequently recorded, net of applicable taxes, and were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Quasar Distributors, LLC for the year ended December 31, 2005. This report does not affect our report thereon dated March 17, 2006. The Company has consequently amended and re-filed its December 31, 2005, FOCUS report. The Company has informed us that it is in the process of updating its policies and procedures to address these items.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's criteria except for the above matters involving internal control activities and its operation that we consider to be a material weakness as defined above.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 17, 2006